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SECURITIES A ION

W

02021830

SEC FILE NUMBER
8- 52286

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mako Global Derivatives, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2500
(No. and Street)

Chicago,	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Britton (212) 266-4220
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RECD S.E.C.
MAR 15 2002
588

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Paul Britton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mako Global Derivatives, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Executive Member

Title

Notary Public

SUELLEN M. GALISH
Notary Public, State of New York
No. 31-4819103
Qualified in New York County
Commission Expires 4-14-03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

MAKO GLOBAL DERIVATIVES, L.L.C.

December 31, 2001

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Mako Global Derivatives, L.L.C.

We have audited the accompanying statement of financial condition of Mako Global Derivatives, L.L.C. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mako Global Derivatives, L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton 228

New York, New York
February 28, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP

Mako Global Derivatives, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 65,981
Due from brokers	52,030,977
Securities owned, at market	93,058,069
Investments at fair value	300,000
Property and equipment (net of accumulated depreciation and amortization of $27,854)	165,469
Other assets	99,424
Total assets	$145,719,920

LIABILITIES AND MEMBER'S CAPITAL

Securities sold, but not yet purchased - at market	$138,171,019
Due to brokers	337,632
Other liabilities and accrued expenses	139,442
Total liabilities	138,648,093
Commitments	
Member's capital	7,071,827
Total liabilities and member's capital	$145,719,920

The accompanying notes are an integral part of this statement.

Mako Global Derivatives, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2001

NOTE A - GENERAL BUSINESS

Mako Global Derivatives, L.L.C. (the "Company"), a Delaware limited liability company formed on October 27, 1999, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Chicago Board Options Exchange. The Company's operations consist of proprietary trading as well as market-making activities in futures options, equity, indexes and futures instruments. The Company is wholly owned by Arraban Holdings, L.L.C. (the "Parent"), which is wholly owned by Mako Global Derivatives Executives, L.L.C. ("Executives").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary security, option and futures transactions and related revenue and expenses are recorded on a trade-date basis and dividends are recorded on the ex-dividend date.

Securities owned are stated at quoted market values and the resulting unrealized gains and losses are reflected on the statement of operations. Securities sold, but not yet purchased, are stated at quoted market values, with unrealized gains and losses reflected in the statement of operations. Subsequent market fluctuation of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected on the statement of financial condition.

Investments at fair value include securities, which are not readily marketable, and investments in an affiliated investment partnership. The Company records the securities at cost which approximates fair value. The investment in the partnership is reported at fair value which approximates the Company's proportionate share of the net assets of this partnership. The Company records its proportionate share of income or loss from this partnership on the statement of operations. In determining the fair value, management assesses impairment, if applicable, of these investments.

Property and Equipment

Fixed assets, which are comprised primarily of computer equipment, are recorded at cost and depreciated over their estimated useful lives (three to five years) using straight-line method.

Income Taxes

The operations of the Company will be included in the taxable income of the sole member and, accordingly, no provision for Federal income taxes is recorded in the financial statements.

NOTE B (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives, Hedging and Off-Balance-Sheet Risk

In the normal course of business, the Company enters into trading activities, which include derivatives, mainly futures and options with off-balance-sheet risk. These financial instruments contain varying degrees of off-balance-sheet risk to the extent that subsequent changes in the market value of the securities underlying the financial instruments may be in excess of the amounts recognized on the statement of financial condition. The Company adjusts the fair value of these derivatives through income. Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments, including market, credit, liquidity and operational risks. The Company attempts to manages these risks associated with derivatives on an aggregate basis, along with the risks associated with its trading and as part of its overall risk management policies.

Derivatives are generally based upon notional values. Notional values are not recorded on the balance sheet, but rather are utilized solely as a basis for determining future cash flows. Notional values provide a measure of the Company's involvement.

NOTE C - DUE FROM/TO BROKERS

The clearing and depository operations for the Company's transactions are performed by several major financial institutions.

NOTE D - 401(k) PLAN

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan. Participants of the plan are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches the employees' contributions up to 6% of total salary, dollar for dollar.

NOTE E - RELATED PARTIES

The Company has an investment in Mako Financial Markets L.L.C. (the "Partnership"), an affiliated investment partnership. Included in investments at fair value on the statement of financial condition is $250,000 related to this investment.

On December 30, 2001, the Company entered into a loan agreement with its affiliate Mako Global Derivatives Ltd. & Mako Computer Systems LLC Partnership for $15,000. This loan is for an indefinite period and is non-interest bearing. This amount is included in other assets on the statement of financial condition.

The Company from time to time advances loans to its employees for terms of up to one year. These loans are non-interest bearing. Included in other assets, on the statement of financial condition, is approximately $84,000 related to these loans.

Included in other assets on the statement of financial condition is $30,750 representing a receivable from Mako Global Derivatives, Ltd., an affiliate of the Company. This receivable represents bonuses paid to employees by the Company on behalf of Mako Global Derivatives, Ltd. Certain employees of Mako Global Derivatives Ltd. transferred to the Company during the year. The Company paid these employees full year bonuses, some of which are allocable to this affiliate.

One of the members of Executives is also a shareholder of one of the Company's clearing brokers. The Company paid approximately $66,000 to this clearing broker under the terms of its clearing agreement. In addition, the Company rents office space from this clearing broker based on a verbal, month-to-month rent agreement. Rent for this space is approximately $5,000 per month.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital of $542,645 which exceeded its requirement of $100,000 by $442,645.

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

MAKO GLOBAL DERIVATIVES, L.L.C.

December 31, 2001

Grant Thornton

Accountants and Management Consultants

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Mako Global Derivatives, L.L.C.

In planning and performing our audit of the financial statements of Mako Global Derivatives, L.L.C. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

›0 Broad Street
√ew York, NY 10004
212.422.1000
212.422.0144
∵ www.grantthornton.com

:rant Thornton LLP
'S Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Commodity Futures Trading Commission, the Chicago Board Options Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 28, 2002